Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

MAG Silver Corp. (“MAG” or the “Company”)

800 West Pender Street, Suite 770

Vancouver, BC V6C 2V6

Item 2:	Date of Material Change

November 22, 2021

Item 3:	News Release

A news release announcing the material change was disseminated on November 22, 2021 through Globe Newswire, and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On November 22, 2021, MAG announced that it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Raymond James Ltd. under which the underwriters had agreed to buy on a bought deal basis 2,340,000 common shares (the “Common Shares”), at a price of US$17.15 (the “Offering Price”) per Common Share for gross proceeds of approximately US$40 million (the “Offering”).

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On November 22, 2021, MAG announced that it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Raymond James Ltd. under which the underwriters had agreed to buy on a bought deal basis 2,340,000 Common Shares at the Offering Price, for gross proceeds of approximately US$40 million. The Company had also granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about November 29, 2021.

MAG announced that Common Shares would be offered by way of a prospectus supplement in all of the provinces and territories of Canada other than Quebec, and would be offered in the United States pursuant to an effective registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system (File No. 333-237807), and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions.

The Company intends to use the proceeds of the Offering to fund exploration on Juanicipio and MAG’s other projects including Deer Trail, certain sustaining capital requirements at the Juanicipio Project not included in the initial project capital estimates, and for working capital and general corporate purposes.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9:	Date of Report

November 29, 2021

Cautionary Note Regarding Forward-Looking Statements

Neither the Toronto Stock Exchange nor the NYSE American, LLC has reviewed or accepted responsibility for the accuracy or adequacy of this material change report, which has been prepared by management. This material change report includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, including the US Private Securities Litigation Reform Act of 1995. All statements in this material change report, other than statements of historical facts are forward looking statements, including statements regarding the expected timing for closing of the Offering, expected use of proceeds and receipt of regulatory approvals. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.